Exhibit 99.2

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	August 31, 2011
NYSE: SVM

SILVERCORP REPURCHASES IN EXCESS OF 2 MILLION SHARES UNDER NORMAL COURSE ISSUER BID

VANCOUVER, British Columbia – August 31, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) announces that to date, pursuant to its normal course issuer bid (“NCIB”) announced on June 17, 2011, it has acquired a total of 2,027,167 of its common shares at an average price of CDN$8.112.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is developing its GC silver-lead-zinc mine in the Guangdong Province and recently acquired the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.